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                                                                    Exhibit 99.9

                              [Zapata Letterhead]



May 15, 1997





VIA FACSIMILE (630-571-0959)

Mr. F. Edward Gustafson
Chairman of the Board, Chief Executive Officer and President
Envirodyne Industries, Inc.
701 Harger Road, Suite 190
Oak Brook, Illinois  60521

Dear Mr. Gustafson:

To allay any concern that Zapata would not proceed with its proposal conveyed to you yesterday for a merger in which stockholders of Envirodyne would receive consideration valued at $8 per share, Zapata undertakes that if Zapata should withdraw its proposal at any time prior to November 15, 1997 (which Zapata does not intend to do if its slate of directors is elected at tomorrow's meeting), one of Zapata's designees on the board of directors of Envirodyne would resign, and Zapata's remaining designees on the board would vote in favor of a replacement director designated by the directors not affiliated with Zapata.

Sincerely,

/s/ AVRAM A. GLAZER

Avram A. Glazer